Exhibit 99.3

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

27 February 2015

PRIMA BIOMED PRIORITISING IMP321

Highlights

•	Prima to focus on developing its highly prospective LAG-3 therapies

•	Recruitment for CAN-004B and CAN-301 clinical trials for CVac to cease

•	Annualised costs significantly reduced

•	Pursuing opportunities to partner CVac and monetise cancer vaccine infrastructure

•	CAN 003 final overall survival data expected in June 2015

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) today announces that it is prioritising its highly prospective LAG-3 based immunotherapy products. As a result, Prima will consolidate its clinical trial program of CVac and pursue opportunities to monetise its cancer vaccine manufacturing infrastructure.

As outlined at the Company’s AGM in November, following the acquisition of Immutep, Prima’s management team conducted a review of its product development priorities to optimise their clinical benefits and the Company’s capital allocation.

Despite the promising nature of CVac, clinical development of autologous cell therapies such as CVac is considerably more complex and costly to develop and produce than for biologicals such as IMP321.

In addition, timely sourcing of suitable patients for Prima’s enlarged clinical trial for CVac, CAN-004B, has proven to be more difficult than anticipated. This was due to longer than expected clinical and regulatory approvals and the limited availability of platinum-sensitive second remission ovarian cancer patients, particularly in Eastern Europe.

As a consequence, the timeframe for generating sufficient data in this indication will be considerably longer and more expensive than planned. Prima’s Chairman, Lucy Turnbull, said the decision to cease recruitment of CVac had not been taken lightly and has been made with the best interests of Prima’s shareholders in mind.

“IMP321 is a highly attractive immunotherapy treatment that has the potential to treat cancer sufferers including ovarian, pancreatic and metastatic breast cancer patients in a shorter timeframe. After due consideration and consultation, including with Prima’s Scientific Advisory Board Chairman and external experts, we are firmly of the view that focusing on the development of LAG-3 related product candidates, especially IMP321, is the right and the most responsible course of action and is in the best interests of Prima’s shareholders and patients,” Ms Turnbull said.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au   ABN: 90 009 237 889

Focus on LAG-3 portfolio

Prima’s most advanced LAG-3 based product, IMP321, generated more than double the expected response rate in HER-2 negative metastatic breast cancer in a Phase IIa clinical trial. Prima is currently preparing to initiate a Phase IIb study, based on scientific advice from the European Medicines Agency, which will commence during 2nd half of 2015.

In addition to the launch of a new clinical trial for IMP321, a pilot Phase I study in an immuno-oncology combination of IMP321 with an immune checkpoint inhibitor is expected to commence later this year. Existing partnerships for LAG-3 programs with GSK and Novartis are currently in ongoing clinical trials or close to starting. Those programs are funded by the respective development partners.

Marc Voigt, CEO of Prima BioMed said: “LAG-3 is widely recognised within the industry as being one of the important targets in immuno-oncology therapies, which are increasingly attracting the attention of global pharma companies.

As a small biotech company with limited resources, our focus needs to be on developing products that have the most cost effective and commercially attractive opportunities. We believe that IMP321, especially in combination with chemotherapies or in immuno-oncology settings, provides the best possible opportunity.”

Future of CVac

Final analysis of Prima’s CAN-003 overall survival data for first and second remission ovarian cancer patients will take place in mid-2015 and represents a very important milestone for CVac. Prima will cease recruitment for its CAN-004B clinical trial for second remission ovarian cancer patients and its CAN-301 clinical trial for patients with resected pancreatic cancer.

Based on the generated data and the expected Overall Survival milestone Prima will seek to partner the future development of CVac. In addition, Prima will assess opportunities for monetising its manufacturing and logistics platform for cellular therapies. Following considerable investment in its manufacturing and logistics operations, these capabilities provide a validated and valuable proprietary asset applicable for use in many growing areas of cell therapy.

Consolidation of the CVac program will reduce Prima’s CVac related annual cash outflows significantly.

A corresponding corporate presentation has been issued to the ASX and should be read in conjunction with this announcement.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au   ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active biotech company developing immunotherapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value for its shareholders. Following the acquisition of Immutep SA, Prima owns a number of different immunotherapy products in preclinical and clinical development. www.primabiomed.com.au

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au   ABN: 90 009 237 889